Solar Wind Energy Tower, Inc.

1997 Annapolis Exchange Parkway, Suite 300,

Annapolis, Maryland 21401

September 29, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Ruairi Regan

Re:	Solar Wind Energy Tower, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 17, 2014
File No. 333-197574

Dear Mr. Regan:

To follow up with the teleconference with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 26, 2014, Solar Wind Energy Tower, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the oral comments received by us from the Staff, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	It is unclear to us how you determined that a closing date prior to 15 business days after effectiveness qualifies as a short time after effectiveness for the purposes of the PIPE guidance. Please revise your June 3, 2014 transaction to comply with applicable guidance.

Response:	We respectfully advise the Staff that we entered into an Amendment to the Purchase Agreement and Convertible Promissory Note on September 26, 2014 to revise the 15 business days requirement to 5 business days requirement after the effectiveness of the registration statement.

We have also revised relevant description in this amendment on page 1 & 2 and filed the Amendment as exhibit to the prospectus.

Description of Business, page 18

2.	Please revise your business section to provide a detail description of your tower project, including each milestone needed to implement your business plan, the estimated time frame for each milestone and the estimated costs associated with each milestone.

Response:	We respectfully advise the Staff that we have provided an updated description on page 22 of Arizona Tower Project, including each milestone need to implement our business plan, the estimated time frame for each milestone and the estimated costs associated with each milestone.

We hope that the foregoing addresses all of the Staff's comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (410) 972-4713.

Solar Wind Energy Tower, Inc.

By: /s/ Ronald W.  Pickett

Ronald W.  Pickett

Chief Executive Officer

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ACKNOWLEDGEMENT

In connection with Solar Wind Energy Tower, Inc.’s (the “COMPANY”) letter dated September 29, 2014 addressed to the Securities Exchange Commission, we acknowledge the following:

The Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Solar Wind Energy Tower, Inc.

By: /s/ Ronald W. Pickett

Ronald W. Pickett

Chief Executive Officer

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